Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 22, 2026

Relating to Preliminary Prospectus Supplement dated September 18, 2026 to

Prospectus dated September 14, 2026

Registration No. 333-298926

FINAL PRICING TERMS

SYSCO HOLDINGS CORPORATION AND SYSCO CORPORATION

$1,750,000,000 5.450% Senior Notes due 2029

$2,000,000,000 5.600% Senior Notes due 2031

$1,500,000,000 5.800% Senior Notes due 2033

$2,000,000,000 5.950% Senior Notes due 2036

$1,000,000,000 6.400% Senior Notes due 2046

$1,750,000,000 6.500% Senior Notes due 2056

$750,000,000 6.600% Senior Notes due 2066

Issuers:	Sysco Holdings Corporation and Sysco Corporation
Expected Security Ratings*:	Baa3 (Stable) by Moody’s Ratings, Inc. BBB (Negative) by S&P Global Ratings BBB (Stable/Negative Watch) by Fitch Ratings, Inc.
Guarantee:	Fully and unconditionally guaranteed, jointly and severally, by Sysco Corporation’s direct and indirect wholly-owned domestic subsidiaries that guarantee Sysco Corporation’s existing senior notes.
Format:	SEC Registered
Principal Amount:	2029 Notes: $1,750,000,000 2031 Notes: $2,000,000,000 2033 Notes: $1,500,000,000 2036 Notes: $2,000,000,000 2046 Notes: $1,000,000,000 2056 Notes: $1,750,000,000 2066 Notes: $750,000,000
Maturity Date:	2029 Notes: October 6, 2029 2031 Notes: June 6, 2031 2033 Notes: October 6, 2033 2036 Notes: June 6, 2036 2046 Notes: October 6, 2046 2056 Notes: October 6, 2056 2066 Notes: October 6, 2066
Coupon:	2029 Notes: 5.450% 2031 Notes: 5.600% 2033 Notes: 5.800% 2036 Notes: 5.950% 2046 Notes: 6.400% 2056 Notes: 6.500% 2066 Notes: 6.600%
Interest Payment Dates:

2029 Notes: April 6 and October 6, commencing April 6, 2027

2031 Notes: June 6 and December 6, commencing December 6, 2026

2033 Notes: April 6 and October 6, commencing April 6, 2027

2036 Notes: June 6 and December 6, commencing December 6, 2026

2046 Notes: April 6 and October 6, commencing April 6, 2027

2056 Notes: April 6 and October 6, commencing April 6, 2027

2066 Notes: April 6 and October 6, commencing April 6, 2027

Price to Public:

2029 Notes: 99.989% of the principal amount

2031 Notes: 99.927% of the principal amount

2033 Notes: 99.841% of the principal amount

2036 Notes: 99.654% of the principal amount

2046 Notes: 99.476% of the principal amount

2056 Notes: 99.856% of the principal amount

2066 Notes: 99.846% of the principal amount

Benchmark Treasury:

2029 Notes: 4.375% due September 15, 2029

2031 Notes: 4.375% due August 31, 2031

2033 Notes: 4.500% due August 31, 2033

2036 Notes: 4.625% due August 15, 2036

2046 Notes: 5.125% due August 15, 2046

2056 Notes: 5.000% due May 15, 2056

2066 Notes: 5.000% due May 15, 2056

Benchmark Treasury Yield:	2029 Notes: 4.804% 2031 Notes: 4.820% 2033 Notes: 4.878% 2036 Notes: 4.949% 2046 Notes: 5.327% 2056 Notes: 5.291% 2066 Notes: 5.291%
Spread to Benchmark Treasury:	2029 Notes: T + 65 bps 2031 Notes: T + 80 bps 2033 Notes: T + 95 bps 2036 Notes: T + 105 bps 2046 Notes: T + 112 bps 2056 Notes: T + 122 bps 2066 Notes: T + 132 bps
Yield to Maturity:	2029 Notes: 5.454% 2031 Notes: 5.620% 2033 Notes: 5.828% 2036 Notes: 5.999% 2046 Notes: 6.447% 2056 Notes: 6.511% 2066 Notes: 6.611%
Use of Proceeds:	To pay the cash consideration for the JRD Acquisition Transactions and all other fees, costs and expenses related thereto.
Optional Redemption:

Make-Whole Call:	2029 Notes: T + 10 bps 2031 Notes: T + 15 bps 2033 Notes: T + 15 bps 2036 Notes: T + 20 bps 2046 Notes: T + 20 bps 2056 Notes: T + 20 bps 2066 Notes: T + 20 bps

Par Call:

2029 Notes: On or after September 6, 2029 (1 month prior to maturity)

2031 Notes: On or after May 6, 2031 (1 month prior to maturity)

2033 Notes: On or after August 6, 2033 (2 months prior to maturity)

2036 Notes: On or after March 6, 2036 (3 months prior to maturity)

2046 Notes: On or after April 6, 2046 (6 months prior to maturity)

2056 Notes: On or after April 6, 2056 (6 months prior to maturity)

2066 Notes: On or after April 6, 2066 (6 months prior to maturity)

Special Mandatory Redemption:

If (i) the consummation of the JRD Acquisition Transactions does not occur on or prior to (a) March 30, 2028 or (b) any later date as the parties to the merger agreement may agree, (ii) Sysco Corporation notifies the trustee in writing that the merger agreement has terminated in accordance with its terms prior to the consummation of the JRD Acquisition Transactions, or (iii) Sysco Corporation notifies the trustee in writing and publicly announces that Sysco Corporation will not pursue the consummation of the JRD Acquisition Transactions, as more particularly described in the preliminary prospectus supplement, the Issuers will be required to redeem the notes (other than the 2036 Notes) at a special mandatory redemption price equal to 101% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of the Special Mandatory Redemption. The 2036 Notes will not be subject to a Special

Mandatory Redemption and will remain outstanding if the JRD Acquisition Transactions are not consummated.

Change of Control:

Upon the occurrence of both (i) a change of control of, before the closing of the JRD Acquisition Transactions, Sysco Corporation, and from and after the closing of the JRD Acquisition Transactions, Sysco Holdings Corporation and (ii) a downgrade of the notes below an investment grade within a specified period, as more particularly described in the preliminary prospectus supplement, the Issuers will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Trade Date:	September 22, 2026
Expected Settlement Date**:	T + 10; October 6, 2026

CUSIP Numbers/ISINs:

2029 Notes: 87183X AA1/US87183XAA19

2031 Notes: 87183X AB9/US87183XAB91

2033 Notes: 87183X AC7/US87183XAC74

2036 Notes: 87183X AD5/US87183XAD57

2046 Notes: 87183X AE3/US87183XAE31

2056 Notes: 87183X AF0/US87183XAF06

2066 Notes: 87183X AG8/US87183XAG88

Joint Book-Running Managers with respect to the 2029 Notes, 2031 Notes and 2033 Notes:	Goldman Sachs & Co. LLC TD Securities (USA) LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.
Joint Book-Running Managers with respect to the 2036 Notes, 2046 Notes, 2056 Notes and 2066 Notes:	Goldman Sachs & Co. LLC TD Securities (USA) LLC BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BNP Paribas Securities Corp. Truist Securities, Inc.

Co-Managers with respect to the 2029 Notes, 2031 Notes and 2033 Notes:

BNP Paribas Securities Corp.

Truist Securities, Inc.

Barclays Capital Inc.

Rabo Securities USA, Inc.

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

Lloyds Securities Inc.

Siebert Williams Shank & Co., LLC

Co-Managers with respect to the 2036 Notes, 2046 Notes, 2056 Notes and 2066 Notes:

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Rabo Securities USA, Inc.

Scotia Capital (USA) Inc.

BMO Capital Markets Corp.

Lloyds Securities Inc.

Siebert Williams Shank & Co., LLC

Pro Forma Indebtedness:

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had approximately $34.4 billion total debt outstanding, including approximately $24.2 billion in aggregate principal amount of unsecured senior indebtedness outstanding.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, on a consolidated basis, the Issuers and their subsidiaries would have had no secured indebtedness and the guarantors would have had no secured indebtedness other than a total of $890 million of secured indebtedness outstanding under a fleet financing program secured by fleet assets at a non-guarantor subsidiary that is owned by two guarantor subsidiaries.

As of June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, the total liabilities, including trade payables, of Sysco Corporation’s non-guarantor subsidiaries would have been approximately $12.8 billion, and Sysco Corporation’s non-guarantor subsidiaries would have collectively owned approximately 80.0% of Sysco Corporation’s consolidated total assets. For the fiscal year ended June 27, 2026, after giving pro forma effect to the JRD Acquisition Transactions, Sysco Corporation’s non-guarantor subsidiaries would have accounted for approximately 49.4% of Sysco Corporation’s consolidated sales.

Capitalized terms used but not defined herein have meaning given to them in the Preliminary Prospectus Supplement.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**The Issuers expect delivery of the notes will be made against payment therefor on or about October 6, 2026, which is the tenth business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

No key information document (“KID”) under Regulation (EU) No. 1286/2014 (as amended, the “PRIIPs Regulation”) or disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) has been prepared as the notes are not available to retail investors in the European Economic Area (the “EEA”) or the United Kingdom (“UK”).

The Issuers have filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll free at 1-866-471-2526, TD Securities (USA) LLC toll free at 1-855-495-9846, BofA Securities, Inc. toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll free at 1-800-645-3751 (option #5).